[GRAPHIC OMITTED][GRAPHIC OMITTED]

Results Q4 and Full Year 2004
-----------------------------

"Ahold progressing
successfully along
Road to Recovery"

Anders Moberg, Ahold President & CEO

Our highlights

>    2004: A year of transition
>    Divestment program nearing completion
>    Retail arena structure implemented
>    U.S. Foodservice's performance improved
>    Net debt significantly reduced
>    Settlement reached with SEC
>    Corporate governance increasingly robust and transparent

Our quarterly figures:

                              Q4 2004                  Q4 2003
                              (13 weeks)               (12 weeks)

Net sales                     (euro) 12.4 billion      (euro) 12.7 billion

Net sales growth              (3.0%)

Net sales growth excluding
currency impact               9.0%
and impact of divestments

     Operating income         (euro) 207 million       (euro) 61 million

     Net income               (euro)  96 million       (euro) 12 million

     Net debt                 (euro) 6.3 billion       (euro) 7.8 billion

     Net cash flow from
     operating activities     (euro) 745 million       (euro) 1,060 million

     Net income per share     (euro) 0.06              (euro) 0.00

For our full year 2004 results see page 5

Date:  March 29, 2005

Albert Heijnweg 1. Zaandam
P.O. Box 3050, 1500 HB Zaandam
The Netherlands
Tel  +31 75 659 5720

Financial highlights Q4 2004:
o    Net income Q4 2004 of EUR 96 million (Q4 2003: EUR 12 million)
o    Operating income Q4 2004 of EUR 207 million (Q4 2003: EUR 61 million)
o Net sales Q4 2004 of EUR 12.4 billion, a decrease of 3.0% compared to Q4 2003. Net sales growth was 9.0% excluding currency impact and the impact of divestments, but including impact of the extra week in 2004
o Net cash flow from operating activities Q4 2004 of EUR 745 million (Q4 2003: EUR 1,060 million)

Financial highlights Full Year 2004:
o Operating income full year 2004 of EUR 195 million (2003: EUR 718 million) mainly impacted by the EUR 428 million exceptional loss related to the divestment of Bompreco in Q1 2004
o Net loss full year 2004 of EUR 443 million (2003: net loss EUR 1 million) impacted by total exceptional items of EUR 582 million (2003: EUR 136 million)
o    Net debt declined by EUR 1.5 billion in 2004

Our key priorities for 2005:
o Successful execution of our Road to Recovery strategy including completion of our divestment program
o Implementation of our retail business model to drive sales volume throughout Ahold
o    Further improve operational performance U.S. Foodservice
o    Formulation of our 2006+ strategy following the Road to Recovery

The data included in this press release are unaudited
Financial reporting according to Dutch GAAP unless otherwise stated
This press release contains certain EBITA* data and other non-GAAP measures, which are further discussed on page 26 "Other information"

[GRAPHIC OMITTED]

www.ahold.com

       "Continuing our focus on our customers along our Road to Recovery"

Ahold's Road to Recovery strategy is bearing fruit. During 2004 and especially in Q4 2004, we have made good progress. As we anticipated, this progress did not result in performance improvement in 2004, but we will in due course reap the benefits of our efforts. We are continuing the process of building a strong and healthy financial foundation. We are generating the resources to be able to invest in the growth of our stores, distribution centers, systems and people to achieve our strategy for our customers, associates and shareholders.

We are moving closer to our customers, in order to better differentiate our offering and by investing in our pricing. We believe customer focus and operational excellence are crucial if we are to achieve long-term success in an increasingly competitive sector.

We are working hard to reestablish U.S. Foodservice as a viable, reliable, ethical company that delivers value to Ahold. The new management team has made great strides forward and we are moving steadily in the right direction.

In addition, we have put in place a stronger and more transparent corporate governance structure. We are simplifying our organizational structure to support group-wide execution of our retail model. We are enhancing the clarity of accountability and standards, improving internal controls and establishing a clear and compelling culture driven by common, shared values. Following our full cooperation and the remedial actions we have taken, we have reached a final settlement with the U.S. Securities and Exchange Commission with no penalty being imposed.

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

Our key priorities for 2005:
o Successful execution of our Road to Recovery - We have made huge strides forward in our Road to Recovery, although we still have significant steps to take in 2005. We are focused on working towards meeting applicable criteria for an investment grade rating profile. We are committed to our target of minimum gross proceeds of Euro 2.5 billion from the divestment of our non-core and underperforming assets. We are working towards bringing this program to a successful conclusion in the interests of our stakeholders. The sale of our Spanish retail activities and BI-LO/Bruno's (closed in January 2005) were significant steps in this process.
o Implementation of our retail business model to drive sales volume throughout Ahold - We continue to roll out our retail model across the arenas. Our retail model drives the process of reducing cost to reinvest in customer value and price. Based upon the successful completion of the harmonization initiatives and our divestment program by the end of 2005, our operating targets for our food retail business for full year 2006 are 5% net sales growth, 5% EBITA margin and 14% return on net assets.
o Further improve operational performance U.S. Foodservice - We will continue to aim at restoring profitably and cash flow by improving the organization, pursuing further procurement enhancements, striving for operational excellence and enhancing our systems.
o Formulation of our strategy 2006+ following the Road to Recovery - When we have reached the end of our Road to Recovery, we will have defined our strategy moving forward. The group strategy will describe how we will win in the competitive environments that characterize our core market places. Our strategy will profile our differentiating capabilities and define how we will develop further as a group.

Success is a journey, not a destination:
We have come a long way since 2003, when we were in crisis. 2004 was our year of transition. 2005 is turning into a year of execution, a year in which we are delivering on our promise and concentrating on implementing our new way of working based on the solid structures created in 2004. I appreciate the great energy of our associates as we complete the execution of our Road to Recovery strategy.

We are very focused on the business, showing strong leadership as we drive this high pace of change, and committed to a credible, transparent and open interactive dialogue with our internal and external stakeholders. We are sustaining our commitment to our customers along our Road to Recovery.

Anders C. Moberg
On behalf of the Corporate Executive Board
Zaandam, March 29, 2005

Net income (loss)
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                       Q4 2004     Q4 2003     % change

Net sales                               12,353      12,739        (3.0%)

Operating income                           207          61        239.3%
  Operating income as % of net sales      1.7%        0.5%

Net financial expense                    (156)       (198)         21.2%
Income taxes                                6          123       (95.1%)
Share in income from JVs and eq. inv.      48           23        108.7%
Minority interests                        (9)            3      (400.0%)

Net income                                 96           12        700.0%

Net income per share (in EUR)            0.06         0.00

EBITA* operating income (loss) before impairment and amortization of goodwill and exceptional items
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                       Q4 2004     Q4 2003     % change

Operating income                           207          61       239.3%

Exceptional items                           53          26       103.8%
Goodwill impairment/amortization            35          80      (56.3%)

EBITA*                                     295         167        76.6%

EBITA* as % of net sales                  2.4%        1.3%

Net financial expense
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                       Q4 2004     Q4 2003     % change

Net interest expense                     (160)       (199)        19.6%
Other                                        4           1       300.0%

Net financial expense                    (156)       (198)        21.2%

Share in income from joint ventures and equity investees
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                       Q4 2004     Q4 2003     % change

Other Europe                                41          22        86.4%
Rest of World                                5           3        66.7%
Not allocated                                2         (2)       200.0%

Total                                       48          23       108.7%

Ahold Group

Highlights in Q4
Q4 2004 consisted of 13 weeks, while Q4 2003 consisted of 12 weeks. For the impact of the additional week in Q4 2004 on net sales, a note on 'adjusted Q4 2003' and the identical sales calculation see Table E and "'Other information" on page 25-26.

Net income
o Consolidated Q4 2004 (13 weeks) net sales amounted to EUR 12.4 billion, a decline of 3.0% compared to Q4 2003 (12 weeks).
o Net sales were negatively impacted by lower exchange rates and divestments; net sales growth excluding currency impact and the impact of divestments was 9.0%. Q4 2004 net sales were positively affected by the extra week.
o Operating income was higher due to an improved gross margin and lower operating expenses. Q4 2004 operating expenses included reduced external advisory costs whereas Q4 2003 was significantly impacted by a goodwill impairment charge for G. Barbosa of EUR 42 million.
o Net financial expense was significantly reduced due to lower costs of borrowing, lower gross debt and higher cash balances invested.
o In Q4 2004 income taxes were significantly impacted by adjustments following finalization of tax returns relating to prior years as well as changes to contingency reserves. This positive effect was partly offset by a negative impact of non-deductible losses on divestments. For the impact on the effective tax rate in Q4 2004 see Table F on page 25.
o Income from joint ventures and equity investees increased by EUR 25 million due to higher share in income from ICA and JMR.

EBITA* (operating income (loss) before impairment and amortization of goodwill and exceptional items)
o In Q4 2004 the exceptional items amounted to EUR 53 million related to the divestments of Disco and our Spanish retail activities, whereas the exceptional items in Q4 2003 were related to the divestments of the activities in Indonesia and Malaysia.
o In Q4 2004 we recorded goodwill amortization amounting to EUR 35 million mainly related to U.S. Foodservice. In Q4 2003 we recorded, in addition to goodwill amortization, the above-mentioned goodwill impairment charge for
     G. Barbosa.

Net financial expense
o The decline in net financial expense was primarily attributable to the net impact of lower costs of borrowing and significantly lower gross debt mainly as a result of the early repayment of the EUR 920 million convertible subordinated loan in Q2 2004 and the replacement of the March 2003 Credit Facility with the December 2003 Credit Facility with more favorable terms.
o Net interest expense was favorably impacted by higher average cash balances mainly as a consequence of divestments.

Share in income from joint ventures and equity investees
o    In Q4 2004 our share in income from ICA was higher compared to Q4 2003.
o    Income from JMR was substantially higher mainly due to cost reductions.

Ahold Group

Net debt(1)
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                         Jan 2,      Oct 3,
                                           2005        2004      % change

Loans                                     5,034       5,383       (6.5%)
Financial lease commitments               2,197       2,309       (4.9%)
                                        -------     -------      --------
Total long-term debt                      7,231       7,692       (6.0%)

Current portion of long-term debt
  and short term loans                    2,039       2,241       (9.0%)
                                        -------     -------      --------
Gross debt                                9,270       9,933       (6.7%)
Other cash and cash investments         (2,963)     (2,468)      (20.1%)
                                        -------     -------      --------
Net debt                                  6,307       7,465      (15.5%)

(1)  excludes cash on hand.
Other cash and cash investments + cash on hand = Cash and cash equivalents

Net debt and shareholders' equity
--------------------------------------------------------------------------------
in billions of EUR unless otherwise stated

                               [GRAPHIC OMITTED]
                                   [BAR GRAPH]

                           Shareholders'              Net
                             equity                   debt
                           -------------              ----

Q4 2003                       4.9                      7.8
Q1 2004                       5.2                      7.4
Q2 2004                       5.1                      7.4
Q3 2004                       4.9                      7.5
Q4 2004                       4.7                      6.3


net debt: shareholders' equity ratio

     61:39     59:41     59:41     60:40     58:42

Net cash flow
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                       Q4 2004     Q4 2003     % change

Net cash flow from operating
  activities                               745       1,060      (29.7%)
Net cash flow from investing
  activities                                34       (133)       125.6%
                                       -------------------     ----------
Net cash flow before financing
  activities                               779         927      (16.0%)

Net cash flow from financing
  activities                             (137)       1,596     (108.6%)

Net change in cash and cash
  equivalents                              642       2,523      (74.6%)
                                       -------------------     ----------

Net cash flow from operating activities
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                  [GRAPHIC OMITTED][BAR GRAPH]

                     Net cash flow from operating activities
                              (in millions of EUR)
-----------------------------------------------------------
Q4 2003                    1,060
-----------------------------------------------------------
Q1 2004                       219
-----------------------------------------------------------
Q2 2004                       207
-----------------------------------------------------------
Q3 2004                       400
-----------------------------------------------------------
Q4 2004                       745


Highlights in Q4

Net debt
o Net debt decreased from EUR 7.5 billion at the end of Q3 2004 to EUR 6.3 billion at the end of Q4 2004, predominantly as a result of cash inflows from the divestment of our Spanish retail operations and the favorable impact of the USD/EUR exchange rate development, which were partially offset by cash outflows related to the completion of the ICA put transaction in Q4 2004.
o The December 2003 Credit Facility remained undrawn except for letters of credit of USD 581 million at the end of Q4 2004.
o Net debt of previous quarters has been adjusted for the on balance treatment of a securitization program at U.S. Foodservice (USD 300 million).

Net cash flow
o Net cash flow from operating activities decreased mainly due to lower deductions in net working capital, partially offset by improved operational performance.
o Net cash flow from investing activities increased due to a higher cash generation from the divestments, which was partly offset by the net cash impact of the ICA put transaction.
o Net cash flow from financing activities was lower due to the rights issue of EUR 2.9 billion and the repayment of the March 2003 Credit Facility in Q4 2003.
o For Q4 2004 the net change in cash and cash equivalents was lower mainly due to the proceeds of the rights issue in Q4 2003.

Ahold Group

Net income (loss)
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                          2004        2003     % change

Net sales                               52,000      56,068       (7.3%)

Operating income                           195         718      (72.8%)
  Operating income as % of net sales      0.4%        1.3%

Net financial expense                    (711)       (938)        24.2%
Income taxes                              (60)          72     (183.3%)
Share in income from JVs and eq. inv.      146         161       (9.3%)
Minority interests                        (13)        (14)         7.1%

Net loss                                 (443)         (1)

Net loss per share (in EUR)             (0.31)      (0.04)     (683.7%)

EBITA* operating income (loss) before impairment and amortization of goodwill and exceptional items
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                          2004        2003     % change

Operating income                           195         718      (72.8%)

Exceptional items                          582         136       327.9%
Goodwill impairment/amortization           155         211      (26.5%)

EBITA*                                     932       1,065      (12.5%)

EBITA* as % of net sales                  1.8%        1.9%

Net cash flow
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                          2004        2003     % change

Net cash flow from operating
  activities                             1,571       1,931      (18.6%)
Net cash flow from investing
  activities                             (253)       (448)        43.5%
                                         -----------------     --------
Net cash flow before financing
  activities                             1,318       1,483      (11.1%)

Net cash flow from financing
  activities                           (1,183)       1,043     (213.4%)

Net change in cash and cash
  equivalents                              135       2,526      (94.7%)
                                         -----------------     --------

Highlights full year (FY) 2004

Fiscal year 2004 consisted of 53 weeks, while fiscal year 2003 consisted of 52 weeks. For the impact of the additional week in FY 2004 on net sales see Table E and "Other information" on page 25-26.

Net income
o FY 2004 (53 weeks) net sales amounted to EUR 52.0 billion, a decline of 7.3% compared to FY 2003 (52 weeks).
o FY 2004 net sales growth excluding currency impact and the impact of divestments was 3.3%.
o Operating income negatively impacted by exceptional losses related to divestments and the resale of 10% of the shares in ICA. Operating income was positively impacted by a lower operating loss at U.S. Foodservice and lower costs for external advisors.
o Net financial expense was significantly lower due to the impact of lower costs of borrowing, substantially lower gross debt mainly as a result of the early redemption of the EUR 920 million convertible subordinated loan, higher average cash balances and the favorable impact of the lower EUR/USD exchange rate.
o Income tax expenses in FY 2004 significantly increased mainly due to non-deductible losses on divestments, impairments, increase of valuation allowances related to loss carry forwards and a lower favorable impact of intercompany financing. For the impact on the effective tax rate in FY 2004 see Table F on page 25.
o Our share in income from our unconsolidated joint ventures and equity investees decreased, primarily because in 2003 income at ICA included a gain related to the sale and lease back of several distribution centers.

EBITA* (operating income (loss) before impairment and amortization of goodwill and exceptional items)
o In FY 2004 we recorded EUR 582 million of exceptional losses related to divestments and the resale of 10% of the shares in ICA. A substantial portion of these exceptional losses did not impact equity or cash. For further details on divestments and the resale of the ICA shares, see 'Notes to the Consolidated Interim Statements' on pages 17-19.
o Goodwill impairment in FY 2003 included an impairment charge for G. Barbosa of EUR 42 million.

Net cash flow
o Net cash flow from operating activities decreased mainly due to unfavorable changes in net working capital, partially offset by improved operational performance.
o Net cash flow from investing activities increased due to a higher cash generation from the divestments, which was partly offset by the net cash impact of the ICA put transaction.
o Net cash flow from financing activities was significantly lower due to the early repayment of the EUR 920 million convertible subordinated loan in Q2 2004 compared to the impact of the rights issue of EUR 2.9 billion in 2003, which was partially offset by lower debt repayments in 2004.
o For FY 2004 the net change in cash and cash equivalents was lower mainly due to the proceeds of the rights issue in 2003.

US GAAP
US GAAP information is not included in this press release. This will be included in our annual report that we plan to publish on April 14, 2005. We expect that our net result under US GAAP for 2004 will be considerably more favorable than under Dutch GAAP mainly as a consequence of differences in the accounting for divestments and the ICA put transaction.

Ahold Group

Net sales per segment
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                       Q4 2004     Q4 2003     % change

Retail trade
Stop & Shop / Giant-Landover Arena       3,122       3,077         1.5%
Giant-Carlisle / Tops Arena              1,286       1,220         5.4%
BI-LO / Bruno's Arena                      908         966       (6.0%)
Albert Heijn Arena                       1,629       1,492         9.2%
Cental Europe Arena                        501         450        11.3%
Other Europe                             1,123       1,247       (9.9%)
Rest of World                              123         603      (79.6%)
----------------------------------     -------------------      -------
Total retail                             8,692       9,055       (4.0%)

Foodservice
U.S. Foodservice                         3,448       3,487       (1.1%)
Deli XL                                    213         197         8.1%
----------------------------------     -------------------      -------
Total foodservice                        3,661       3,684       (0.6%)

Group Support Office                         -           -

Ahold Group                             12,353      12,739       (3.0%)
----------------------------------     -------------------      -------

Net sales growth excluding
  currency impact                         2.8%

Net sales growth excluding
  currency impact and the
  impact of divestments                   9.0%
----------------------------------     -------------------      -------

Operating income per segment
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                       Q4 2004     Q4 2003     % change

Retail
Stop & Shop / Giant-Landover Arena         162         215      (24.7%)
Giant-Carlisle / Tops Arena                 22           1
BI-LO / Bruno's Arena                        6        (14)       142.9%
Albert Heijn Arena                          79          90      (12.2%)
Central Europe Arena                         7           9      (22.2%)
Other Europe                                91        (44)       306.8%
Rest of World                            (109)        (54)     (101.9%)
----------------------------------     -------------------     --------
Total retail                               258         203      (27.1%)

Foodservice
U.S. Foodservice                           (3)         (8)        62.5%
Deli XL                                      -           3     (100.0%)
----------------------------------     -------------------     --------
Total foodservice                          (3)         (5)        40.0%

Group Support Office                      (48)       (137)        65.0%

Ahold Group                                207          61       239.3%
----------------------------------     -------------------     --------

Summary per segment (Q4)
For the impact of the additional week in Q4 2004 and FY 2004 on net sales see Table E on page 25 and 'Other information' on page 26. For more information on segmentation see page 17.

Net sales per segment

o Stop & Shop / Giant-Landover Arena net sales increased by 1.5%. Net sales in U.S. dollars would have increased by 2.2% compared to the adjusted Q4 2003. Net sales growth was affected by competitive pressure and integration issues that were resolved by the end of the fourth quarter.
o Effective pricing and promotions resulted in net sales growth of 5.4% in the Giant-Carlisle / Tops Arena. Net sales in U.S. dollars would have increased by 6.3% compared to the adjusted Q4 2003.
o Albert Heijn Arena showed net sales growth in a highly competitive market. Net sales increased by 9.2%; net sales would have increased by 0.3% compared to the adjusted Q4 2003. The successful ongoing price-repositioning led to a higher market share for Albert Heijn.
o Net sales growth excluding currency impact of the Central Europe Arena was 5.6%.
o Net sales in Other Europe were mainly impacted by the sale of our Spanish operations, completed on December 2, 2004. Schuitema showed a net sales increase mainly due to a successful promotional campaign.
o The divestments of Bompreco in March 2004 and Disco in November 2004 were the main contributors to the lower net sales in Rest of World.
o Net sales at U.S. Foodservice decreased by 1.1%. Net sales would have increased by 0.8% compared to the adjusted Q4 2003.

Operating income per segment
o Our Stop & Shop / Giant-Landover Arena recorded lower operating income due to lower identical sales and the abovementioned integration issues. Lower real estate gains, integration cost and higher long-lived asset impairment charges also contributed to the lower operating income.
o Positive identical sales growth due to strong marketing and loyalty programs was the main contributor to the higher operating income at the Giant-Carlisle / Tops Arena.
o On January 31, 2005 we completed the sale of BI-LO and Bruno's to an affiliate of Lone Star Funds.
o Operating income in Q4 2004 at our Albert Heijn Arena was lower mainly due to increases in pensions, retirement and other benefits that were skewed towards the fourth quarter.
o Operating income from our Central Europe Arena was negatively impacted by deteriorating results of the large Polish hypermarkets and long-lived asset impairments.
o Other Europe showed higher operating income, mainly due to the gain on the sale of our operations in Spain.
o In Q4 2004 we recorded a higher operating loss in Rest of World mainly due to the divestment of Disco.
o U.S. Foodservice's operating loss improved, mainly due to higher gross profit resulting from higher net sales, an enhanced sales mix and increased selling margins.
o In Q4 2004 we significantly reduced external advisory costs at the Group Support Office. In 04 2003 we recorded additional costs related to an increase in the loss reserve for self-insurance.

Stop & Shop / Giant-Landover Arena

Stop & Shop / Giant-Landover Arena highlights for the quarter
--------------------------------------------------------------------------------
in millions of USD unless otherwise stated

                                       Q4 2004     Q4 2003     % change

Net sales                                4,058       3,664        10.8%

Identical sales growth                  (2.3%)        0.5%

Operating income                           210         256      (18.0%)
  exceptional items                          -        (16)
  goodwill impairment/amortization           2           1
EBITA*                                     212         241      (12.0%)

                    Net sales       EBITA* as % of net sales

                  [GRAPHIC OMITTED][BAR GRAPH]


                Net sales               EBITA as
                  (USD)              % of net sales
---------------------------------------------------------------
Q4 2003          3,664                   6.6
---------------------------------------------------------------
Q1 2004          4,807                   6.5
---------------------------------------------------------------
Q2 2004          3,676                   5.4
---------------------------------------------------------------
Q3 2004          3,564                   3.7
---------------------------------------------------------------
Q4 2004          4,058                   5.2


Stop & Shop / Giant-Landover Arena - highlights full year
--------------------------------------------------------------------------------
in millions of USD unless otherwise stated

                                          2004        2003     % change

Net sales                               16,105      15,539         3.6%

Identical sales growth                  (1.6%)        0.4%

Operating income                           847       1,141      (25.8%)
  exceptional items                          -        (16)
  goodwill impairment/amortization          10          10
EBITA*                                     857       1,135      (24.5%)

                    Net sales       EBITA* as % of net sales

                  [GRAPHIC OMITTED][BAR GRAPH]

                 Net sales                   EBITA as
                  (USD)                  % of net sales
-----------------------------------------------------------------
2003               15,539                  7.3
-----------------------------------------------------------------
2004               16,105                  5.3

For EBITA* and the identical sales definition, see page 26.

Segment analysis (Q4/FY)

Business highlights
o 2004 was a year of transition. Management focus was required for the integration of Stop & Shop and Giant-Landover and the U.S. retail support organization.
o In 2004 our Stop & Shop / Giant-Landover Arena experienced continued competitive pressure and increased promotional activity.
o    Integration savings are expected in 2005 and beyond.
o Most supply chain integration and transitional difficulties were resolved by the end of the fourth quarter.
o The market share in 2004 of the Stop & Shop divisions improved by 0.1% to 27.1%, while the market share for the Giant-Landover divisions declined by 1.6% to 34.4%.

Net sales
o Q4 2004 net sales increased by 10.8% versus Q4 2003. Net sales would have increased by 2.2% compared to the adjusted Q4 2003.
o In Q4 2004 identical sales and comparable sales for the Stop & Shop / Giant-Landover Arena decreased by 2.3% and 1.7% respectively, due to competitive pressure and integration issues that were resolved by the end of the fourth quarter. Identical customer count decreased, while the average transaction size improved slightly.
o FY 2004 net sales increased by 3.6% compared to FY 2003; net sales would have increased by 1.6% compared to the adjusted FY 2003.
o    During 2004 we opened 41 new and replacement stores.
o FY 2004 identical sales of the Stop & Shop divisions remained stable, while identical sales of the Giant-Landover divisions declined by 5.2%. Comparable sales increased by 0.8% for the Stop & Shop divisions and declined by 4.6% for the Giant-Landover divisions.
o    Our internet retail company Peapod achieved 31.2% net sales growth in FY
     2004.

EBITA* (operating income (loss) before impairment and amortization of goodwill and exceptional items)
o    In Q4 2004 our gross margin remained stable compared to Q4 2003.
o Operating expenses in Q4 2004 increased as a percentage of net sales. Significant resources allocated to the integration activities impacted our ability to focus on the core business.
o Q4 2004 EBITA* included integration expenses of Stop & Shop, Giant-Landover and the U.S. retail support functions of USD 8 million, long-lived asset impairment charges of USD 8 million (Q4 2003: USD 4 million) and gains on the sale of real estate of USD 3 million (Q4 2003: USD 22 million).
o Q4 2004 EBITA* was lower for both the aggregated Stop & Shop divisions as well as Giant-Landover divisions.
o    The inclusion of U.S. retail support functions (previously in segment Other
     US) into this arena, resulted in exceptional gains of USD 16 million in Q4 2003 related to the sale of the Golden Gallon brand.
o FY 2004 results were negatively impacted by competitive pressure from new stores, increased promotional activity, integration costs of USD 54 million, long-lived asset impairments of USD 48 million (USD 11 million in 2003) and additional expenses including an increase in the loss reserve for self-insurance of USD 45 million.

Giant-Carlisle / Tops Arena

Giant-Carlisle / Tops Arena - highlights for the quarter
--------------------------------------------------------------------------------
in millions of USD unless otherwise stated

                                       Q4 2004     Q4 2003     % change

Net sales                                1,672       1,452        15.2%

Identical sales growth                    3.7%        0.8%

Operating income                            29           1
  exceptional items                          -           -
  goodwill impairment/amortization           -           -
EBITA*                                      29           1

                    Net sales       EBITA* as % of net sales

                  [GRAPHIC OMITTED][BAR GRAPH]

                   Net sales                  EBITA as
                     (USD)                % of net sales
--------------------------------------------------------------------
Q4 2003               1,452                   0.1
--------------------------------------------------------------------
Q1 2004               1,916                   3.5
--------------------------------------------------------------------
Q2 2004               1,496                   3.2
--------------------------------------------------------------------
Q3 2004               1,396                   (0.2)
--------------------------------------------------------------------
Q4 2004               1,672                   1.8


Giant-Carlisle / Tops Arena - highlights full year
--------------------------------------------------------------------------------
in millions of USD unless otherwise stated

                                          2004        2003     % change

Net sales                                6,480       6,120         5.9%

Identical sales growth                    2.5%        0.8%

Operating income                           140         116        20.7%
  exceptional items                          -           -
  goodwill impairment/amortization           2           2
EBITA*                                     142         118        20.3%

                    Net sales       EBITA* as % of net sales

                  [GRAPHIC OMITTED][BAR GRAPH]

                        Net sales                   EBITA as
                          (USD)                 % of net sales
-------------------------------------------------------------------------
2003                       6,120                   1.9
-------------------------------------------------------------------------
2004                       6,480                   2.2

For EBITA* and the identical sales definition, see page 26.

Segment analysis (Q4/FY)

Business highlights
o Effective pricing and promotional activities, combined with tight cost controls, were key drivers for strong performance in both net sales and EBITA* in 2004.
o We have successfully reformatted one of our Tops stores into our new Martin's format and increased its net sales significantly.
o Our square footage increase exceeded other conventional supermarkets in the market in which our Giant-Carlisle / Tops Arena operates.
o As part of our asset rationalization program in Q4 2004, we announced our intent to close six Tops stores, which subsequently occurred in 2005.
o Market share in 2004 for Giant-Carlisle improved by 1.3% to 29.6% and for Tops by 0.3% to 27.7%.

Net sales
o Q4 2004 net sales increased by 15.2% compared to Q4 2003; net sales would have increased by 6.3% compared to the adjusted Q4 2003.
o Successful customer loyalty-card marketing, effective pricing and promotional activity had a favorable effect on net sales, especially during Q4 2004 holidays.
o In Q4 2004 identical sales for the Giant-Carlisle / Tops Arena increased by 3.7%, while comparable sales increased by 4.4%.
o FY 2004 net sales increased by 5.9% compared to FY 2003; net sales would have increased by 3.8% compared to the adjusted FY 2003.
o FY 2004 identical sales of Giant-Carlisle and Tops increased by 4.2% and 0.8% respectively, while comparable sales increased by 5.4% and 0.4% respectively.
o FY 2004 net sales increased primarily due to intensive customer relationship marketing at Giant-Carlisle and effective pricing and promotional activity at Tops.

EBITA* (operating income (loss) before impairment and amortization of goodwill and exceptional items)
o In Q4 2004 our gross margin improved as a result of effective management of promotional activities.
o In Q4 2004 EBITA* increased as a result of strong net sales growth, gross margin improvement and lower long-lived asset impairment charges of USD 6 million (Q4 2003: USD 22 million), offset partially by costs related to the announced closure of six Tops stores (USD 7 million).
o FY 2004 EBITA* improved as a result of strong net sales growth, improved gross margins, and synergy-savings achieved. This was partially offset by higher costs related to the loss reserve for self-insurance (USD 11 million).

BI-LO/Bruno's Arena

BI-LO/Bruno's Arena - highlights for the quarter
--------------------------------------------------------------------------------
in millions of USD unless otherwise stated

                                       Q4 2004     Q4 2003     % change

Net sales                                1,181       1,150         2.7%

Identical sales growth                  (1.5%)      (3.2%)

Operating income                             8        (17)       147.1%
  exceptional items                          -          19
  goodwill impairment/amortization           -           -
EBITA*                                       8           2       300.0%

                    Net sales       EBITA* as % of net sales

                  [GRAPHIC OMITTED][BAR GRAPH]

                    Net sales                  EBITA as
                     (USD)                 % of net sales
---------------------------------------------------------------
Q4 2003              1,150                   0.2
---------------------------------------------------------------
Q1 2004              1,463                   1.7
---------------------------------------------------------------
Q2 2004              1,091                   0.6
---------------------------------------------------------------
Q3 2004              1,065                   (1.2)
---------------------------------------------------------------
Q4 2004              1,181                   0.7


BI-LO/Bruno's Arena - highlights full year
--------------------------------------------------------------------------------
in millions of USD unless otherwise stated

                                          2004        2003     % change

Net sales                                4,800       5,298       (9.4%)

Identical sales growth                  (3.4%)      (2.1%)

Operating income                            25          50      (50.0%)
  exceptional items                          -          19
  goodwill impairment/amortization           -           -
EBITA*                                      25          69      (63.8%)

                    Net sales       EBITA* as % of net sales

                 [GRAPHIC OMITTED][BAR GRAPH]

                    Net sales                EBITA as
                      (USD)               % of net sales
----------------------------------------------------------------
2003                  5,298                   1.3
---------------------------------------------------------------
2004                  4,800                   0.5


For EBITA* and the identical sales definition, see page 26.

Segment analysis (Q4/FY)

Business highlights
o During fiscal 2004, both BI-LO and Bruno's were impacted by increases in competitive square footage, the effect of store closings earlier in the year, and management's focus being diverted by the announced sale of the two companies.
o Additionally, Bruno's results were adversely impacted by Hurricane Ivan in certain areas of its business which affected both the stores and the overall economy.
o On January 31, 2005 the sale of BI-LO and Bruno's to an affiliate of Lone Star Funds was completed.
o The market share of BI-LO in 2004 decreased by 0.6% to 22.2% and Bruno's remained stable at 27.7%

Net sales
o Q4 2004 net sales in U.S. dollars increased by 2.7% versus Q4 2003; net sales would have decreased by 5.1% compared to the adjusted Q4 2003.
o The identical sales decrease of 1.5% in the fourth quarter was a result of increased competitive promotional activity as well as increased competitive square footage.
o In addition to the reasons mentioned above, net sales for the year decreased 9.4% over the prior year as a result of store closings in the beginning of 2004 and the divestment of Golden Gallon in October 2003. Net sales would have decreased by 11.0% compared to the adjusted FY 2003.
o    FY 2004 identical sales decreased by 3.4%.

EBITA* (operating income (loss) before impairment and amortization of goodwill and exceptional items)
o EBITA* increased by USD 6 million over Q4 2003 mainly due to adjustments in purchase accounting related to the acquisition of Bruno's and higher gross profit partially offset by long-lived asset impairment charges.
o    The exceptional items in Q4 2003 were related to the sale of Golden Gallon.
o FY 2004 EBITA* decreased by USD 44 million to USD 25 million due to lower net sales as well as lower leverage of fixed costs.

Albert Heijn Arena

Albert Heijn Arena - highlights for the quarter
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                       Q4 2004     Q4 2003     % change

Net sales                                1,629       1,492         9.2%

Identical sales growth                    0.6%      (1.4%)

Operating income                            79          90      (12.2%)
  exceptional items                          -           -
  goodwill impairment/amortization           2           1
EBITA*                                      81          91      (11.0%)

                    Net sales       EBITA* as % of net sales

                 [GRAPHIC OMITTED][BAR GRAPH]

               Net sales                 EBITA as
                 (EUR)               % of net sales
---------------------------------------------------------------
Q4 2003          1,491                   6.1
---------------------------------------------------------------
Q1 2004          1,629                   5.0
---------------------------------------------------------------
Q2 2004          1,629                   5.0
---------------------------------------------------------------
Q3 2004          1,629                   5.0
---------------------------------------------------------------
Q4 2004          1,629                   5.0


Albert Heijn Arena - highlights full year
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                          2004        2003     % change

Net sales                                6,418       6,231         3.0%

Identical sales growth                    0.9%      (2.3%)

Operating income                           297         289         2.8%
  exceptional items                          -         (2)
  goodwill impairment/amortization           7           5
EBITA*                                     304         292         4.1%

                    Net sales       EBITA* as % of net sales

                 [GRAPHIC OMITTED][BAR GRAPH]

                 Net sales           EBITA as
                   (EUR)           % of net sales
---------------------------------------------------------------
2003             6,231                   4.7
---------------------------------------------------------------
2004             6,418                   4.7


For EBITA* and the identical sales definition, see page 26.

Segment analysis (Q4/FY)

Business highlights
o Albert Heijn's continuing repositioning strategy resulted in more customers and higher volumes, accumulating during the last weeks of 2004, despite aggressive expansion of hard discounters, intensified price competition and pressure on margins.
o Market research showed that customers value Albert Heijn better on price, quality and service.
o As a result of cost reductions and efficiency improvements, especially in the retail supply chain, Albert Heijn was able to reduce prices while improving profitability.
o Albert Heijn strengthened its position as market leader in a deflationary market, resulting in market share growth in 2004 of 0.2% to 26.9%.

Net sales
o Net sales increased by 9.2% in Q4 2004; net sales would have increased by 0.3% compared to the adjusted Q4 2003.
o Our Albert Heijn Arena experienced a successful Christmas season. A record number of customers shopped at Albert Heijn stores in the week preceding Christmas, leading to higher net sales.
o In 04 2004, Albert Heijn's identical sales growth increased to 0.6%, mainly due to higher volumes, partly offset by lower prices.
o The repositioning of Albert Heijn's private label resulted in positive net sales growth of private label products and increased the share of private label of total net sales.
o FY 2004 net sales increased by 3.0%; net sales would have increased by 0.9% compared to the adjusted FY 2003.
o    FY 2004 identical sales increased by 0.9%.
o Our internet retail company Albert achieved 21.8% net sales growth in FY 2004; net sales would have increased by 20.0% compared to the adjusted FY 2003.

EBITA* (operating income (loss) before impairment and amortization of goodwill and exceptional items)
o Albert Heijn recorded a slightly unfavorable gross margin which was partly compensated by lower logistic and distribution expenses (L&D).
o The successful cost reduction program at Albert Heijn is focusing on lowering L&D expenses, wages, other store expenses, depreciation/rent and administrative expenses.
o Operating expenses in FY 2004 were negatively affected by expenses related to the restructuring of ETOS, which amounted to EUR 2 million.
o FY 2004 EBITA* was EUR 12 million higher for our Albert Heijn Arena, mainly due to cost reductions at Albert Heijn, which offset the impact of the lower prices on the gross profit as a percentage of net sales. Further, FY 2004 EBITA* was negatively impacted by substantially higher pension and early-retirement costs (approximately EUR 30 million higher) mainly due to the introduction of new pension and early retirement plans.

Central Europe Arena

Central Europe Arena - highlights for the quarter
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                       Q4 2004     Q4 2003     % change

Net sales                                  501         450        11.3%

Identical sales growth                  (1.1%)      (0.9%)

Operating income                             7           9      (22.2%)
  exceptional items                          -           -
  goodwill impairment/amortization           -           -
EBITA*                                       7           9      (22.2%)

                    Net sales       EBITA* as % of net sales

                 [GRAPHIC OMITTED][BAR GRAPH]

                 Net sales                 EBITA as
                  (EUR)                % of net sales
----------------------------------------------------------------
Q4 2003            450                     2.0
-----------------------------------------------------------------
Q1 2004            354                     (5.9)
-----------------------------------------------------------------
Q2 2004            404                     (2.3)
-----------------------------------------------------------------
Q3 2004            423                     (7.5)
-----------------------------------------------------------------
Q4 2004            501                     1.5


Central Europe Arena - highlights full year
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                          2004        2003     % change

Net sales                                1,683       1,587         6.0%

Identical sales growth                    1.2%      (4.7%)

Operating income                          (54)        (59)         8.5%
  exceptional items                          -           -
  goodwill impairment/amortization           -           -
EBITA*                                    (54)        (59)         8.5%

                    Net sales       EBITA* as % of net sales

                 [GRAPHIC OMITTED][BAR GRAPH]

                    Net sales               EBITA as
                     (EUR)               % of net sales
-------------------------------------------------------------------
2003                 1,587                    (3.7)
-------------------------------------------------------------------
2004                 1,683                    (3.2)

For EBITA* and the identical sales definition, see page 26.

Segment analysis (Q4/FY)

Business highlights
o Ahold announced in Q4 2004 it had reached agreement on the divestment of its 13 large hypermarkets in Poland to Carrefour. In February 2005, the transfer of 12 large hypermarkets was finished. The last one will be divested later in 2005.
o To compete successfully with the increased number of discounters, our Central Europe Arena introduced in 2004 a more aggressive pricing policy and rationalized its assortment. Additionally the number of private label products was expanded. As a consequence of these initiatives the identical sales growth for the full year was favorable and the market share was stable.
o In 2004 the centralization of several functions within the Central Europe Arena was completed, such as information technology support, format development, category management and real estate.

Net sales
o In Q4 2004 our Central Europe Arena showed a net sales growth excluding currency impact of 5.6%. This growth was primarily due to store openings.
o The announced divestment of our large hypermarkets in Poland, had an unfavorable effect on the identical sales of the Hypernova banner in Poland. The identical sales growth of our compact hypermarkets and our supermarkets was favorable, mainly due to a higher number of customers.
o    For FY 2004 net sales increased 6.2% excluding currency impact.

EBITA* (Operating income (loss) before impairment and amortization of goodwill and exceptional items)
o EBITA* for our Central Europe Arena was negatively impacted in Q4 2004 by additional impairments of long-lived assets (EUR 8 million) and deteriorated results of the large hypermarkets, partly offset by real estate gains (EUR 8 million). Excluding these effects EBITA* was in line with Q4 2003.
o FY 2004 EBITA* included long-lived asset impairment charges of EUR 30 million (2003: EUR 4 million), partly offset by real estate gains of EUR 7 million (2003: EUR 13 million). Further, in FY 2003 a rent termination fee of EUR 20 million relating to the divestment of two Polish hypermarkets was recorded. Apart from these effects EBITA* improved primarily as a consequence of a higher gross margin and higher net sales.

U.S. Foodservice

U.S. Foodservice - highlights for the quarter
--------------------------------------------------------------------------------
in millions of USD unless otherwise stated

                                       Q4 2004     Q4 2003     % change

Net sales                                4,483       4,152         8.0%

Operating income                           (4)        (11)        63.6%
  exceptional items                          -           -
  goodwill impairment/amortization          35          32
EBITA*                                      31          21        47.6%

                    Net sales       EBITA* as % of net sales

                 [GRAPHIC OMITTED][BAR GRAPH]

                  Net sales                  EBITA as
                    (USD)                 % of net sales
-----------------------------------------------------------------
Q4 2003            4,152                   0.5
-----------------------------------------------------------------
Q1 2004            5,542                   (0.5)
-----------------------------------------------------------------
Q2 2004            4,438                   0.8
-----------------------------------------------------------------
Q3 2004            4,384                   0.3
-----------------------------------------------------------------
Q4 2004            4,483                   0.7


U.S. Foodservice - highlights full year
--------------------------------------------------------------------------------
in millions of USD unless otherwise stated

                                          2004        2003     % change

Net sales                               18,847      17,837         5.7%

Operating income                          (92)       (224)        58.9%
  exceptional items                          -           -
  goodwill impairment/amortization         147         144
EBITA*                                      55         (80)       168.8%

                    Net sales       EBITA* as % of net sales

                 [GRAPHIC OMITTED][BAR GRAPH]

               Net sales                EBITA as
                (USD)               % of net sales
-------------------------------------------------------------
2003           17,837                  (0.4)
-------------------------------------------------------------
2004           18,847                  0.3


For EBITA* and the identical sales definition, see page 26.

Segment analysis (Q4/FY)

Business highlights
o In 2004 we focused on (1) improving internal controls and corporate governance (2) building the organization and systems infrastructure and (3) restoring profitability and cash flow.
o During the year, we continued the enhancement of our internal control environment and corporate governance structure which will serve as a foundation for our business initiatives going forward.
o In Q4 2004 we continued to make progress on the implementation of our US FAST systems infrastructure plan. We are on track to complete the next phase of this project in 2005.
o In 2004 we substantially completed the renegotiation of contracts with our top vendors. The resulting contractual arrangements improve clarity and competitiveness, provide for consistency of terms and conditions and create business terms that better support our long-term business objectives.
o In 2004 we implemented significant changes to improve operational performance and internal and external benchmarking.

Net sales
o Net sales in Q4 2004 were positively impacted by the extra week and food price inflation. Net sales would have increased by 0.8% compared to the adjusted Q4 2003. Further, our national account customer rationalization program had a negative impact on net sales (approximately 3%).
o Net sales in FY 2004 were positively impacted by the extra week and food price inflation. Net sales would have increased by 3.9% compared to the adjusted FY 2003. Further, our national account customer rationalization program had a negative impact on net sales (approximately 0.8%).

EBITA* (Operating income (loss) before impairment and amortization of goodwill and exceptional items)
o EBITA* in Q4 2004 increased mainly due to an improved gross margin resulting from improved supplier terms and more effective selling strategies to our street customers.
o EBITA* in Q4 2004 also benefited from a strong focus on operating expenses, although rising fuel costs had an offsetting effect.
o EBITA* in FY 2004 increased mainly due to a higher gross profit resulting from higher net sales, an enhanced sales mix and increased selling margins. EBITA* further benefited from a strong focus on controlling operating expenses.

Consolidated Statements of Operations

x 1 million EUR                                            Q4 2004      Q4 2003        % change        2004        2003     % change

Net sales                                                   12,353       12,739          (3.0%)      52,000      56,068       (7.3%)
Cost of sales                                               (9,697)     (10,138)          4.3%      (41,084)    (44,457)       7.6%
                                                          --------------------------------------  ----------------------------------
Gross profit                                                 2,656        2,601           2.1%       10,916      11,611       (6.0%)

Operating expenses
Selling expenses                                            (1,912)      (1,889)         (1.2%)      (7,900)     (8,274)       4.5%
General and administrative expenses                           (378)        (422)         10.4%       (1,711)     (2,009)      14.8%
Goodwill and intangible asset amortization                     (29)         (81)         64.2%         (277)       (349)      20.6%
Impairment of goodwill and other intangible assets               -          (71)        100.0%          (25)        (72)      65.3%
Impairment of other long-lived assets                          (88)         (61)        (44.3%)        (241)       (113)    (113.3%)
Gain on disposal of tangible fixed assets                       11           10          10.0%           15          60      (75.0%)
Loss on divestments                                            (53)         (26)       (103.8%)        (495)       (136)    (264.0%)
Loss on resale joint venture shares                              -              -                       (87)          -
                                                          --------------------------------------  ----------------------------------
Total operating expenses                                    (2,449)      (2,540)          3.6%      (10,721)    (10,893)       1.6%
                                                          --------------------------------------  ----------------------------------
Operating income                                               207           61         239.3%          195         718      (72.8%)

Financial expense, net
Interest income                                                 15           14           7.1%           70          42       66.7%
Interest expense                                              (175)        (213)         17.8%         (787)       (994)      20.8%
Gain (loss) on foreign exchange                                  4           (2)        300.0%            5          14      (64.3%)
Other financial income and expense                               -            3        (100.0%)           1           -        0.0%
                                                          --------------------------------------  ----------------------------------
Net financial expense                                         (156)        (198)         21.2%         (711)       (938)      24.2%
                                                          --------------------------------------  ----------------------------------
Income (loss) before income taxes                               51         (137)        137.2%         (516)       (220)    (134.5%)

Income taxes                                                     6          123         (95.1%)         (60)         72     (183.3%)
                                                          --------------------------------------  ----------------------------------
Income (loss) after income taxes                                57          (14)        507.1%         (576)       (148)    (289.2%)

Share in income (loss) of joint ventures and equity
investees                                                       48           23         108.7%          146         161       (9.3%)
Minority interest                                               (9)           3        (400.0%)         (13)        (14)       7.1%
                                                          --------------------------------------  ----------------------------------
Net income (loss)                                               96           12         700.0%         (443)         (1)

Dividends on cumulative preferred financing shares             (10)          (9)        (11.1%)         (44)        (38)     (15.8%)
                                                          --------------------------------------  ----------------------------------
Net income (loss) after preferred dividends                     86            3                        (487)        (39)

Net income (loss) after preferred dividends per
common share - basic                                          0.06         0.00                       (0.31)      (0.04)
Weighted average number of common shares outstanding
(x 1,000) - basic                                        1,553,520    1,084,593          43.2%    1,553,007   1,024,465       51.6%

Average USD exchange rate (1 USD = Euro)                    0.7692       0.8399          (8.4%)      0.8050      0.8858       (9.1%)

Consolidated Balance Sheet

x 1 million EUR                    January 2, 2005     October 3, 2004     December 28, 2003
ASSETS

Non-current assets
Intangible assets
     Goodwill                                1,968               2,326                 2,431
     Other intangible assets                   515                 593                   671
                                        ----------          ----------            ----------
Total intangible assets                      2,483               2,919                 3,102

Tangible fixed assets                        8,156               9,134                 9,283

Financial assets
     Investment in joint ventures
       and equity investees                    811                 883                   850
     Deferred tax assets                       615                 509                   507
     Other financial assets                    274                 510                   655
                                        ----------          ----------            ----------
Total financial assets                       1,700               1,902                 2,012

Total non-current assets                    12,339              13,955                14,397

Current assets
     Inventories                             2,563               2,924                 3,100
     Accounts receivable                     2,334               2,458                 2,632
     Other current assets                      192                 174                   193
     Cash and cash equivalents               3,270               2,789                 3,340
                                        ----------          ----------            ----------
Total current assets                         8,359               8,345                 9,265

TOTAL ASSETS                                20,698              22,300                23,662
                                        ==========          ==========            ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Group equity
     Issued and paid-in share capital          481                 481                   480
     Additional paid-in capital             13,990              13,985                13,980
     Legal and statutory reserves              338                 558                   537
     Other reserves                         (2,099)             (1,736)               (2,061)
     Accumulated deficit                    (7,674)             (7,921)               (8,084)
     Net income (loss)                        (443)               (539)                   (1)
                                        ----------          ----------            ----------
Shareholders' equity                         4,593               4,828                 4,851
     Minority interest                          66                  69                    71
                                        ----------          ----------            ----------
Group equity                                 4,659               4,897                 4,922

Provisions
     Pensions and other retirement
       benefits                                732                 648                   665
     Deferred tax liability                     92                 260                   228
     Restructuring provisions                   43                  81                    82
     Other provisions                          678                 792                   728
                                        ----------          ----------            ----------
Total provisions                             1,545               1,781                 1,703

Non-current liabilities
     Loans                                   5,034               5,383                 6,602
     Financial lease commitments             2,197               2,309                 2,166
     Other non-current liabilities             221                 176                   196
                                        ----------          ----------            ----------
Total non-current liabilities                7,452               7,868                 8,964

Current liabilities
     Loans payable                           2,039               2,241                 1,991
     Income tax payable                        268                 264                   246
     Payroll taxes, social security
       and VAT                                 202                 226                   313
     Accounts payable                        3,003               3,422                 3,914
     Accrued expenses                        1,021               1,048                   991
     Other current liabilities                 509                 553                   618
                                        ----------          ----------            ----------
Total current liabilities                    7,042               7,754                 8,073

TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY                                    20,698              22,300                23,662
                                        ==========          ==========            ==========

End of period USD exchange rate
  (1 USD = EUR)                             0.7375              0.8055                0.8045

Condensed Statement of Shareholders' Equity

x 1 million EUR                                             January 2,     December 28,
                                                                  2005             2003
Shareholders' equity opening balance                             4,851            2,609

     Cumulative effect of change in accounting policy                -             (100)
     Net income (loss)                                            (443)              (1)
     Dividend preferred financing shares                           (44)             (38)
     Issue of common shares                                         10            2,866
     Issue of cumulative preferred financing shares                  -               75
     Exercise of stock options                                       1                1
     Goodwill                                                      255               49
     Transfer cumulative translation difference of the
       divestments to the statement of operations
       ("CTA losses")                                              503               96
     Exchange rate differences in foreign interests               (319)            (666)
     Minimum pension liability                                    (221)             (40)
                                                            ----------------------------
Shareholders' equity closing balance                             4,593            4,851
                                                            ============================

Consolidated Statement of Cash Flows

x 1 million EUR                                            Q4 2004        Q4 2003        % change       2004      2003     % change
Cash flows from operating activities
Income (loss) before income taxes                               51           (137)         137.2%       (516)     (220)     (134.5%)

Adjustments for:
     Depreciation, amortization and impairments                434            458           (5.2%)     1,634     1,660        (1.6%)
     Gain on disposal of tangible fixed assets                 (11)           (10)         (10.0%)       (15)      (60)       75.0%
     Loss on divestments                                        53             26          103.8%        495       136       264.0%
     Loss on resale joint venture shares                         -              -                         87         -
                                                           ---------------------------------------    ------------------------------

Operating cash flow before changes in working capital          527            337           56.4%      1,685     1,516        11.1%

Changes in working capital:
     Accounts receivable                                        15            (76)         119.7%        151      (128)      218.0%
     Other current assets                                     (128)            91         (240.7%)      (185)       86      (315.1%)
     Inventory                                                 (59)           (29)        (103.4%)        55       470       (88.3%)
     Accounts payable                                          222            499          (55.5%)       (99)      (33)     (200.0%)
     Current liabilities                                       114            158          (27.8%)       (24)       73      (132.9%)
                                                           ---------------------------------------    ------------------------------
Total changes in working capital                               164            643          (74.5%)      (102)      468      (121.8%)

Change in other non-current assets                              (5)           (29)          82.8%         30        18        66.7%
Change in other provisions                                     (34)            60         (156.7%)        42        53       (20.8%)
Corporate income taxes paid                                     57             85          (32.9%)      (113)      (13)     (769.2%)
Change in other non-current liabilities                         36            (36)         200.0%         29      (111)      126.1%
                                                           ---------------------------------------    ------------------------------
Net cash from operating activities                             745          1,060          (29.7%)     1,571     1,931       (18.6%)

Cash flows from investing activities
Purchase of intangible assets                                   24            (78)         130.8%        (61)     (174)       64.9%
Purchase of tangible fixed assets                             (444)          (378)         (17.5%)    (1,341)   (1,183)      (13.4%)
Divestments of tangible and intangible fixed assets             23            100          (77.0%)       235       555       (57.7%)
Acquisition of consolidated subsidiaries                         3             11          (72.7%)        (7)      (58)       87.9%
Acquisition of interests in joint ventures and equity
  investees                                                   (498)            (7)                      (500)      (21)
Dividends from joint ventures and equity investees             372             11                        429        94       356.4%
Divestment of subsidiaries                                     590            203          190.6%        978       284       244.4%
Divestment of interests in joint ventures and
  equity investees                                               6              9          (33.3%)        11        14       (21.4%)
Change of loans receivable                                     (42)            (4)        (950.0%)         3        41       (92.7%)
                                                           ---------------------------------------    ------------------------------
Net cash from investing activities                              34           (133)         125.6%       (253)     (448)       43.5%

Cash flows from financing activities
Net proceeds from issuance of shares                             1          2,941         (100.0%)         1     2,942      (100.0%)
Change in minority interest                                    (11)             6         (283.3%)       (19)        1
Change in loans payable                                         30             23           30.4%       (884)   (1,187)       25.5%
Payments of financial lease commitments                        (20)           (27)          25.9%        (83)      (82)       (1.2%)
Change in short-term loans payable                            (137)        (1,329)          89.7%       (160)     (613)       73.9%
Diviends paid                                                    -            (18)         100.0%        (38)      (18)     (111.1%)
                                                           ---------------------------------------    ------------------------------
Net cash from financing activities                            (137)         1,596         (108.6%)    (1,183)    1,043      (213.4%)

Net change in cash and cash equivalents                        642          2,523          (74.6%)       135     2,526       (94.7%)

Cash and cash equivalents at beginning of quarter/year       2,789            876          218.4%      3,340     1,002       233.3%
Divested cash from divested subsidiaries                       (34)            (8)        (325.0%)       (47)      (10)     (370.0%)
Cash acquired in business acquisitions                           -              -            0.0%          -         1      (100.0%)
Effect of exchange rate differences on cash and cash
  equivalents                                                 (127)           (51)        (149.0%)      (158)     (179)       11.7%
Cash and cash equivalents at end of quarter/year             3,270          3,340           (2.1%)     3,270     3,340        (2.1%)
                                                           =======================================    ==============================

Notes to the Consolidated Interim Statements

Accounting policies
These unaudited consolidated interim statements have been prepared in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP"). Dutch GAAP differs in certain material respects from accounting principles generally accepted in the United States ("US GAAP"). All financial information in this press release is based on Dutch GAAP unless otherwise stated. US GAAP information is not included in this press release. This will be included in our annual report that we expect to publish on April 14, 2005.

The same accounting policies apply as were used for the 2003 annual report, except for the change in accounting policies that is described under "Change in accounting policies" below.

Our reporting calendar is based on 13 periods of 4 weeks (FY 2004 one additional week). The fiscal year of our operations in Central Europe, Spain and South America corresponds to the calendar year and ends on December 31. The quarters that these entities use for interim financial reporting end on March 31, June 30 and September 30.

Changes in accounting policies
Under Dutch GAAP we changed our accounting policies consistent with changes in RJ 214 effective January 1, 2004. We have now consolidated the Alliant Master Trust, one of U.S. Foodservice's securitization programs that was previously accounted for on an off-balance sheet basis. Consequently, Ahold recognized additional accounts receivable and corresponding short-term debt of USD 318 million (EUR 234 million) and USD 328 million (EUR 263 million) on the balance sheet as at year-end 2004 and 2003, respectively. This change in accounting principles did not affect group equity or net income. The Alliant Master Trust remains unconsolidated under US GAAP.

Change in classifications
Until 2003, Ahold classified reserves for income tax contingencies as deferred tax liabilities. As from 2004, these contingent income tax liabilities are classified as income tax payable. Consequently, an amount of EUR 228 million was reclassified in the comparative figures from deferred tax liabilities to income tax payable.

Segment reporting
Reference is made to page 6 for segment reporting on net sales and operating income. We operate in two business areas (retail and foodservice) that contain nine business segments. In addition, our Group Support Office is presented as a separate segment. The segments have been determined based on internal reporting practices and on how the Company's management evaluates the performance of operations and allocates resources. In 2004, we revised the segment reporting to reflect the new structure of business arenas for internal reporting and management purposes. Prior period segment information presented for comparative purposes is adjusted accordingly. The business segments for which financial information is disclosed are as follows:

-----------------------------------------------------------------------------------------------------
Retail                                            Significant operations included in the
                                                  business segment
-----------------------------------------------------------------------------------------------------
Stop & Shop / Giant-Landover Arena                Stop & Shop, Giant-Landover and Peapod
Giant-Carlisle / Tops Arena                       Giant-Carlisle and Tops
BI-LO / Bruno's Arena                             BI-LO and Bruno's
Albert Heijn Arena                                Albert Heijn, ETOS, Gall & Gall and Ahold
                                                  Coffee Company
Central Europe Arena                              Czech Republic, Poland and Slovakia
Other Europe                                      Spain, Schuitema and the unconsolidated joint ventures ICA
                                                  (60%*), JMR (49%) and Luis Paez (50%)
Rest of World                                     Asia, South America, Paiz Ahold (50%)
Total retail

Foodservice
U.S. Foodservice                                  U.S. Foodservice
Deli XL                                           Deli XL
Total foodservice

Group Support Office                              Corporate Staff (The Netherlands and US)
Ahold Group

* The Company increased its stake in ICA from 50% to 60% effective November 5, 2004.

As a result of the revised segment structure, certain charges for pension and retirement benefits (FAS 87 and 106) relating to employees working in the Albert Heijn Arena are now included in this segment. Previously, these pension charges and provisions were included in the Europe Other segment (2003: operating income EUR 29 million).

The accounting policies used for the segment reporting are the same as the accounting policies used for the consolidated financial statements. Consequently, net sales and operating income from joint ventures and equity investees are not included in the segmented financial information, since these are not consolidated by Ahold.

Divestments
During 2004 and 2003, we completed several divestments for cash. The following table summarizes the cash received, net assets relating to these divestments and the reversals from shareholders' equity that resulted in the loss on divestments of EUR 495 million and EUR 136 million for 2004 and 2003, respectively. Any assets or liabilities of the divested companies that were not transferred to the buyer are excluded from the table below.

The reversals from shareholders' equity consist of goodwill and accumulated foreign currency translation adjustments. Positive goodwill on acquisitions charged to equity before December 1, 2000 must be reversed on disposal of a participating interest within five years (first year at least 100%, second year at least 80% and so on). Accumulated foreign currency translation adjustments previously recorded directly in shareholders' equity as a result of the translation of the accounts of foreign subsidiaries are recognized in the statement of operations upon the disposal of the subsidiary.

Divestments
--------------------------------------------------------------------------------
x 1 million EUR

                                                       2004                2003

Cash received                                         1,211                 284
Net assets                                              951                 280
                                                  ------------------------------
Income before reversals from shareholders' equity       260                   4

Cumulative translation adjustments                     (503)                (96)
Goodwill                                               (252)                (44)
                                                  ------------------------------
Reversals from shareholders' equity                    (755)               (140)

Net loss on divestments                                (495)               (136)
------------------------------------------------- ------------------------------

The divestments during 2004 related to the following entities:

Bompreco/Hipercard (Business Segment Retail - Rest of World)
In March 2004, we completed the sale of Bompreco SA Supermercados do Nordeste ("Bompreco") to Wal-Mart Stores Inc. Concurrently, we sold the Brazilian credit card operation Hipercard to Unibanco S.A. This transaction resulted in a gain on divestments (before reversals from shareholders' equity) of USD 102 million (EUR 82 million) and a loss on divestments (after reversals from shareholders' equity) of USD 533 million (EUR 428 million).

CRC Ahold Thailand (Business Segment Retail - Rest of World)
In March 2004, we sold our stake in CRC Ahold, operating in Thailand, to our partner, the Central Group. This transaction resulted in a gain on divestments (before reversals from shareholders' equity) of EUR 8 million and a loss on divestments (after reversals from shareholders' equity) of EUR 18 million.

Ahold Supermercados (Business Segment Retail - Other Europe)
We completed the sale of our Spanish retail activities to the Permira Funds in December 2004, resulting in a gain on divestments of EUR 94 million and EUR 71 million before and after reversals from shareholders' equity, respectively.

Disco (Business Segment Retail - Rest of World)
In November 2004, we partially completed the sale of our 99.94% controlling interest in Disco S. A. ("Disco") to Chilean retailer Cencosud S.A.
("Cencosud") by transferring the ownership of approximately 85% of the outstanding Disco shares. The transfer is subject to approval by the Argentine antitrust authorities. The approval process has encountered delays beyond the control of Ahold and Cencosud due to a local judicial order preventing the antitrust authorities from continuing their required review of the transaction. The Argentine government as well as Ahold and Cencosud have appealed this order.

We intend to transfer the remaining approximately 15% of the Disco shares to Cencosud as soon as legally possible. These shares were subject to certain Uruguayan court orders processed and executed in Argentina, which could potentially prohibit their transfer. Pending the transfer of those shares, we have agreed to exercise our voting rights with regard to those shares according to Cencosud's instructions and to pay to Cencosud any dividends received on such shares. As a result of this agreement and the transfer of the 85% interest, Disco has been treated as being divested as of November 2004.

This resulted in a gain on divestments (before reversals from shareholders' equity) of USD 99 million (EUR 76 million) and a loss on divestments (after reversals from shareholders' equity) of USD 155 million (EUR 120 million).

The purchase amount for the transferred Disco shares had been put in escrow in case various contingencies occurred, but was released from escrow and paid to us on March 22, 2005. The purchase price for the remaining approximately 15% of the Disco shares that have not been transferred has also been put in escrow until such shares can be transferred to Cencosud. We have agreed to indemnify Cencosud for losses incurred if we were to lose legal ownership of any of those shares.

Acquisitions
In October 2004, we increased our interest in ICA from 50% to 60% through a series of transactions.

Ahold, ICA Forbundet Invest AB ("IFAB") and Canica SA ("Canica") had been joint venture partners in ICA. Ahold had an interest of 50%, IFAB 30% and Canica 20%. Under the shareholders agreement between the partners, we were contingently liable pursuant to put arrangements with IFAB and Canica.

In July 2004 Canica exercised its put option requiring Ahold to acquire 20% of the ICA shares from Canica. The price for the shares was EUR 811 million. Subsequently, Ahold and IFAB entered into a share purchase agreement whereby we sold half of the ICA shares acquired from Canica to IFAB and IFAB waived its right to make use of its put option. The total price of the shares sold to IFAB was EUR 318 million.

Under Dutch GAAP, the purchase and subsequent resale of 10% of the ICA shares was considered an onerous contract. As a result, we recognized a loss of EUR 87 million in 2004. Goodwill amounting to EUR 147 million was recognized upon the acquisition of the net 10% of the ICA shares.

Discontinued operations
As per year end 2004, the following entities qualified as discontinued operations under Dutch GAAP:

G. Barbosa - (Business Segment Retail - Rest of World)
In December 2004, we agreed to sell G. Barbosa to an affiliate of ACON Investments. The transaction is expected to close in the first quarter of 2005 and is subject to the satisfaction of various closing conditions.

BI-LO / Bruno's (Business Segment Retail - BI-LO / Bruno's)
On February 11, 2004, we announced our intention to divest our subsidiaries BI-LO and Bruno's. On January 31,2005, we completed the sale of our BI-LO and Bruno's subsidiaries to an affiliate of the Lone Star Funds for total gross sales proceeds of up to USD 660 million. In connection with the sale, we received USD 560 million in cash proceeds and a letter of credit for USD 100 million has been placed in escrow. BI-LO and Bruno's will retain all of their debt obligations and other liabilities including capitalized lease obligations. Within 18 months of closing, we will be entitled to receive the balance of the purchase price of up to USD 100 million, depending upon BI-LO and Bruno's achieving certain targets relating to dispositions of inventory, real estate and other assets.

Deli XL (Business Segment Foodservice - Deli XL)
In September 2004, we announced our intention to divest our Benelux foodservice unit, Deli XL as part of the ongoing strategic review of our operations. We expect to complete the sale of Deli XL by the third quarter of 2005.

The carrying amounts of the major classes of assets and liabilities, condensed statements of operations and condensed statement of cash flows related to discontinued operations are as follows

Discontinued operations - Condensed balance sheet data
------------------------------------------------------------------------------------------------------------------
x 1 million EUR

                                     G. Barbosa             BI-LO / Bruno's Arena              Deli XL
                              -------------------------   --------------------------   ---------------------------
                              January 2,   December 28,   January 2,    December 28,   January 2,    December 28,
                                    2005           2003         2005            2003         2005            2003
Total assets                         111             99        1,182           1,434          202             202
Total liabilities                   (126)          (116)      (1,103)         (1,721)        (202)           (200)
                              --------------------------  ---------------------------  ---------------------------
Shareholders' equity                 (15)           (17)          79            (287)           -               2
============================  ==========================  ===========================  ===========================

Discontinued operations - Condensed statement of operations
------------------------------------------------------------------------------------------------------------------
x 1 million EUR

                                     G. Barbosa             BI-LO / Bruno's Arena              Deli XL
                              -------------------------   --------------------------   ---------------------------
                                    2004           2003         2004            2003         2004            2003
Net sales                            231            228        3,861           4,405          819             839

Operating income (loss)                5            (26)          20              62            3               6

Net income (loss)                     (2)           (37)         (66)            (71)          (3)             (1)
============================  ==========================  ===========================  ===========================

Discontinued operations - Condensed cash flow data
------------------------------------------------------------------------------------------------------------------
x 1 million EUR

                                               G. Barbosa             BI-LO / Bruno's Arena              Deli XL
                                        -------------------------   --------------------------   ---------------------------
                                              2004           2003         2004            2003         2004            2003
Net cash flow from operating activities          8             16           28             216            1              52

Net cash flow from investing activities         (1)            (1)         (20)            (51)         (20)             (7)

Net cash flow from financing activities          -             (7)         402            (128)           -              (1)

Change in intercompany accounts                  -             (5)        (419)            (90)          17             (45)
=======================================  ==========================  ===========================  ===========================

Table A - Reconciliation of operating income (loss) to EBITA* - Q4

Reconciliation of operating income (loss) to operating income (loss) before impairment and amortization of goodwill and exceptional items (EBITA*)

Operating income before impairment and amortization of goodwill and exceptional items is a non-GAAP financial measure. Ahold believes that it is a relevant and useful measure as it provides a more meaningful comparison of Ahold's underlying operating performance between periods. It is also a measure used by Ahold management to assess the effectiveness of its operating strategies and to evaluate its operating performance trends in different periods. Operating income before impairment and amortization of goodwill and exceptional items, as defined herein, may not be comparable to similarly titled measures reported by other companies. It should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with Dutch GAAP.

Q4 2004                                      Operating
                                                income      Goodwill       Goodwill       Exceptional
x 1 million EUR                                 (loss)    impairment   amortization             items         EBITA*
Retail
Stop & Shop / Giant-Landover Arena                 162             -              2                 -            164
Giant-Carlisle / Tops Arena                         22             -              -                 -             22
BI-LO / Bruno's Arena                                6             -              -                 -              6
Albert Heijn Arena                                  79             -              2                 -             81
Central Europe Arena                                 7             -              -                 -              7
Other Europe                                        91             -              3               (71)            23
Rest of World                                     (109)            -              -               124             15
                                            ------------------------------------------------------------------------
Total retail                                       258             -              7                53            318

Foodservice
U.S. Foodservice                                    (3)            -             27                 -             24
Deli XL                                              -             -              -                 -              -
                                            ------------------------------------------------------------------------
Total foodservice                                   (3)            -             27                 -             24

Group Support Office                               (48)            -              1                 -            (47)

Ahold Group                                        207             -             35                53            295
====================================================================================================================

Q4 2003                                      Operating
                                                income      Goodwill       Goodwill       Exceptional
x 1 million EUR                                 (loss)    impairment   amortization             items         EBITA*
Retail
Stop & Shop / Giant-Landover Arena                 215             -              -               (13)           202
Giant-Carlisle / Tops Arena                          1             -              -                 -              1
BI-LO / Bruno's Arena                              (14)            -              -                16              2
Albert Heijn Arena                                  90             -              1                 -             91
Central Europe Arena                                 9             -              -                 -              9
Other Europe                                       (44)            3              5                 -            (36)
Rest of World                                      (54)           42              1                23             12
                                            ------------------------------------------------------------------------
Total retail                                       203            45              7                26            281

Foodservice
U.S. Foodservice                                    (8)            -             26                 -             18
Deli XL                                              3             -              -                 -              3
                                            ------------------------------------------------------------------------
Total foodservice                                   (5)            -             26                 -             21

Group Support Office                              (137)            -              2                 -           (135)

Ahold Group                                         61            45             35                26            167
====================================================================================================================

Table A - Reconciliation of operating income (loss) to EBITA* - Full year

2004                                         Operating
                                                income      Goodwill       Goodwill       Exceptional
x 1 million EUR                                 (loss)    impairment   amortization             items         EBITA*
Retail
Stop & Shop / Giant-Landover Arena                 681             -              8                 -            689
Giant-Carlisle / Tops Arena                        113             -              2                 -            115
BI-LO / Bruno's Arena                               20             -              -                 -             20
Albert Heijn Arena                                 297             -              7                 -            304
Central Europe Arena                               (54)            -              -                 -            (54)
Other Europe                                       119             -             17               (71)            65
Rest of World                                     (578)            2              -               566            (10)
                                            ------------------------------------------------------------------------
Total retail                                       598             2             34               495          1,129

Foodservice
U.S. Foodservice                                   (74)            -            118                 -             44
Deli XL                                              3             -              -                 -              3
                                            ------------------------------------------------------------------------
Total foodservice                                  (71)            -            118                 -             47

Group Support Office                              (332)            -              1                87           (244)

Ahold Group                                        195             2            153               582            932
====================================================================================================================

2003                                         Operating
                                                income      Goodwill       Goodwill       Exceptional
x 1 million EUR                                 (loss)    impairment   amortization             items         EBITA*
Retail
Stop & Shop / Giant-Landover Arena               1,011             -              9               (13)         1,007
Giant-Carlisle / Tops Arena                        105             -              2                 -            107
BI-LO / Bruno's Arena                               46             -              -                16             62
Albert Heijn Arena                                 289             -              5                (2)           292
Central Europe Arena                               (59)            -              -                 -            (59)
Other Europe                                        13             3             18                 -             34
Rest of World                                     (227)           42              3               135            (47)
                                            ------------------------------------------------------------------------
Total retail                                     1,178            45             37               136          1,396

Foodservice
U.S. Foodservice                                  (200)            -            128                 -            (72)
Deli XL                                              6             -              -                 -              6
                                            ------------------------------------------------------------------------
Total foodservice                                 (194)            -            128                 -            (66)

Group Support Office                              (266)            -              1                 -           (265)

Ahold Group                                        718            45            166               136          1,065
====================================================================================================================

Table B - Impairment of other long-lived assets*

x 1 million EUR                                Q4 2004       Q4 2003           2004              2003
Retail
Stop & Shop / Giant-Landover Arena                  (5)           (3)           (29)               (9)
Giant-Carlisle / Tops Arena                         (5)          (18)           (26)              (30)
BI-LO / Bruno's Arena                              (20)           (5)           (20)               (8)
Albert Heijn Arena                                  (3)           (2)           (13)               (5)
Central Europe Arena                                (8)           (1)           (30)               (4)
Other Europe                                       (59)          (25)           (68)              (33)
Rest of World                                       16            (3)            (8)              (20)
                                            -----------------------------------------------------------
Total retail                                       (84)          (57)          (194)             (109)

Foodservice
U.S. Foodservice                                     -            (4)             -                (4)
Deli XL                                              -             -             (1)                -
                                            -----------------------------------------------------------
Total foodservice                                    -            (4)            (1)               (4)

Group Support Office                                (4)            -            (46)                -

Ahold Group                                        (88)          (61)          (241)             (113)
=======================================================================================================

Note: * excluding goodwill and other intangible assets

Table C - Gains on disposal of tangible fixed assets

x 1 million EUR                                Q4 2004       Q4 2003           2004              2003
Retail
Stop & Shop / Giant-Landover Arena                   3            11              2                31
Giant-Carlisle / Tops Arena                         (7)           (2)           (12)               (3)
BI-LO / Bruno's Arena                               (1)            -             (1)                -
Albert Heijn Arena                                   1             3              -                12
Central Europe Arena                                 8             -              9                11
Other Europe                                         4             -             15                 6
Rest of World                                        -            (1)             -                 3
                                            -----------------------------------------------------------
Total retail                                         8            11             13                60

Foodservice
U.S. Foodservice                                     3            (1)             2                (1)
Deli XL                                              -             -              -                 1
                                            -----------------------------------------------------------
Total foodservice                                    3            (1)             2                 -

Group Support Office                                 -             -              -                 -

Ahold Group                                         11            10             15                60
=======================================================================================================

Table D - Quarterly net sales and trends

x 1 million                                    Q4 2004       Q3 2004        Q2 2004           Q1 2004
                                            (13 weeks)    (12 weeks)     (12 weeks)        (16 weeks)
Ahold Group                             EUR
Net sales                                       12,353        11,961         12,317            15,370
Net sales growth versus last year Q (%)          (3.0%)        (8.3%)         (4.9%)           (11.3%)
Number of stores                                 4,065         4,871          4,874             4,893

Stop & Shop / Giant-Landover Arena      USD
Net sales                                        4,058         3,564          3,676             4,807
Net sales growth versus last year Q (%)          10.8%          0.3%           2.7%              1.3%
Number of stores                                   556           545            538               540

Giant-Carlisle / Tops Arena             USD
Net sales                                        1,672         1,396          1,496             1,916
Net sales growth versus last year Q (%)          15.2%          0.1%           6.6%              2.4%
Number of stores                                   483           481            480               481

BI-LO / Bruno's Arena                   USD
Net sales                                        1,181         1,067          1,090             1,461
Net sales growth versus last year Q (%)           2.7%        (13.1%)        (12.7%)           (12.6%)
Number of stores                                   453           455            455               470

Albert Heijn Arena                      EUR
Net sales                                        1,629         1,411          1,455             1,922
Net sales growth versus last year Q (%)           9.2%          2.2%           1.3%              0.0%
Number of stores                                 1,628         1,622          1,621             1,617

Central Europe Arena                    EUR
Net sales                                          501           423            404               354
Net sales growth versus last year Q (%)          11.3%          9.8%           0.7%              1.1%
Number of stores                                   442           434            432               431

Other Europe                            EUR
Net sales                                        1,123         1,211          1,197             1,416
Net sales growth versus last year Q (%)          (9.9%)        (2.2%)         (1.7%)            (3.0%)
Number of stores                                   471         1,066          1,079             1,085

Rest of World                           EUR
Net sales                                          123           220            214               388
Net sales growth versus last year Q (%)         (79.6%)       (62.7%)        (69.4%)           (43.8%)
Number of stores                                    32           268            269               269

U.S. Foodservice                        USD
Net sales                                        4,483         4,384          4,438             5,542
Net sales growth versus last year Q (%)           8.0%          3.0%           7.5%              4.6%

Deli XL                                 EUR
Net sales                                          213           178            191               240
Net sales growth versus last year Q (%)           8.1%         (6.4%)         (2.5%)            (7.1%)

Table E - The impact of the extra week on Q4 2004 and FY 2004 net sales

Net sales - Q4 13/13 week calculation
-----------------------------------------------------------------------------------------------------------------------------------
x million

                                                                 Q4        Q4        First week     Adjusted Q4    Net sales growth
                                                               2004      2003              2004            2003          13/13 week
Retail
Stop & Shop / Giant-Landover Arena USD                        4,058     3,663               308           3,971                2.2%
Giant-Carlisle / Tops Arena        USD                        1,672     1,452               121           1,573                6.3%
BI-LO / Bruno's Arena              USD                        1,181     1,150                95           1,245               (5.1%)
Albert Heijn Arena                 EUR                        1,629     1,492               132           1,624                0.3%

Foodservice
U.S. Foodservice                   USD                        4,483     4,152               294           4,446                0.8%

Net sales - 2004 53/53 week calculation
-----------------------------------------------------------------------------------------------------------------------------------
x million

                                                                                     First week        Adjusted    Net sales growth
                                                               2004      2003              2004            2003          53/53 week
Retail
Stop & Shop / Giant-Landover Arena USD                        16,105    15,539              308          15,847                1.6%
Giant-Carlisle / Tops Arena        USD                         6,480     6,120              121           6,241                3.8%
BI-LO / Bruno's Arena              USD                         4,800     5,298               95           5,393              (11.0%)
Albert Heijn Arena                 EUR                         6,418     6,231              132           6,363                0.9%

Foodservice
U.S. Foodservice                   USD                        18,847    17,837              294          18,131                3.9%

Table F - Reconciliation of effective tax rate*

x 1 million EUR                                                  Q4 2004       Q4 2003           2004              2003
Income (loss) before income taxes                                     51          (137)          (516)             (220)

Impairment and amortization of goodwill and exceptional
items                                                                 87           106            736               347
                                                                 -----------------------    ----------------------------

Income (loss) before impairment and amortization of goodwill
and exceptional items before income taxes                            138           (31)           220               127

Income taxes                                                           6           123            (60)               72

Taxes on impairment and amortization of goodwill and
exceptional items                                                    (14)          (53)           (33)              (73)
                                                                 -----------------------    ----------------------------
Income taxes before impairment and amortization of goodwill
and exceptional items                                                 (8)           70            (93)               (1)
                                                                 =======================    ============================

Effective tax rate*                                                  6.1%        225.8%          42.1%              0.8%
                                                                 =======================    ============================

* adjusted for goodwill impairment, goodwill amortization and exceptional items

Other information

Definitions
..    Comparable sales: Comparable sales are identical sales plus sales from replacement stores.
..    Currency impact: The impact using different exchange rates to translate the financial information of Ahold's non-Euro subsidiaries to Euros. For comparison purposes the financial information of the previous year is adjusted using the actual exchange rates in order to eliminate this currency impact.
..    Identical customer count: compares customer count from exactly the same stores.
..    EBITA*: Operating income before impairment and amortization of goodwill and exceptional items.
..    Identical sales: compares net sales from exactly the same stores. In this press release, we refer to identical sales growth that consists of a comparison in local currency of the 13-week fourth quarter of 2004 to a 13-week period consisting of the 12-week fourth quarter of 2003 plus the first week of 2004. We also refer to identical sales growth that consists of a comparison in local currency of the 53 weeks of 2004 with a 53-week period consisting of the 52 weeks of 2003 plus the first week of 2004. This is not applicable for our operations in Central Europe, South America and our unconsolidated joint ventures.
..    Impact of divestments: the impact on the financial information of divested operations. For comparison purposes the financial figures of divested operations are excluded from prior period's financial figures.
..    Market share: refers to data published by A.C. Nielsen
..    Net cash flow before financing activities: refers in this press release to the sum of net cash from operating activities and net cash from investing activities.
..    Sales growth adjusted for the additional week in 2004: Fiscal year 2004 consisted of 53 weeks while fiscal year 2003 consisted of 52 weeks. Q4 2004 consisted of 13 weeks and Q4 2003 consisted of 12 weeks. In this press release, we include comparisons of the 53 weeks of 2004 with a 53 week period consisting of the 52 weeks of 2003 plus the first week of 2004 (referred to as 'adjusted' FY 2003). We also include comparisons of the 13 weeks of Q4 2004 with a 13 week period consisting of the 12 weeks of Q4
     2003 plus the first week of 2004 (referred to as 'adjusted' Q4 2003). This is not applicable for our operations in Central Europe, South America and our unconsolidated joint ventures.

Non-GAAP financial measures
In certain instances, results exclude the impact of fluctuations in currency exchange rates used in the translation of Ahold's foreign subsidiaries' financial results into Euro or are presented in local currencies. Ahold's management believes these measures provide a better insight into the operating performance of foreign subsidiaries.

In addition, in certain instances, operating income for Ahold's business segments is presented excluding the impact of the impairment and amortization of goodwill and exceptional items. Operating income before impairment and amortization of goodwill and exceptional items (EBITA*) is a non-GAAP financial measure. A reconciliation of this non-GAAP financial measure to the Dutch GAAP measure of operating income, as well as management's explanation for the use of this measure, are set forth in Table A.

The press release also includes other non-GAAP financial measures:
(1)  net sales excluding currency impact and the impact of divestments;
(2) income (loss) before impairment and amortization of goodwill and exceptional items before income taxes;
(3) net debt, being the difference between long term debt and short term debt ("gross debt") and cash and cash equivalents;
(4) effective tax rate, excluding the impact of non-tax-deductible impairment and amortization of goodwill and exceptional items.
(5)  net sales growth excluding currency impact
(6)  net sales growth excluding currency impact and the impact of divestments

Future accounting changes: adoption of IFRS
On September 29,2003 the European Commission adopted a regulation endorsing International Financial Reporting Standards ("IFRS"), also known as International Accounting Standards ("IAS"), and required their use beginning in 2005.
This IAS regulation requires listed companies in the EU to prepare their consolidated accounts in accordance with IFRS beginning in 2005. In practice this means that Ahold's opening balance sheet as of December 29, 2003 must be prepared based on IFRS because, for IFRS purposes, one year of comparable figures need to be included in external financial reporting in 2005.

Prior to 2005, we have prepared our consolidated financial statements in accordance with Dutch GAAP and prepared a reconciliation to US GAAP. As of 2005, our primary reporting GAAP is IFRS. We have decided to adopt IFRS for internal reporting purposes as well. Our 2005 consolidated financial statements will include a reconciliation between IFRS and US GAAP.

In 2004 we conducted a gap analysis between Dutch GAAP and IFRS followed by a conversion of our 2004 Dutch GAAP opening balance and quarterly results to IFRS. Our gap analysis and conversion are based on the current IFRS standards and interpretations. However, the development of IFRS is not fully stabilized and its standards and interpretations are subject to change in 2005, which could require us to change our gap analysis. We will continually monitor developments in IFRS and change our accounting analysis if required. Our gap analysis showed that the disclosure requirements under IFRS are more extensive than under Dutch GAAP. We are in the process of completing the conversion of our 2004 opening balance sheet and quarterly results as well as completing the gap analysis between US GAAP and IFRS. The 2004 IFRS opening balance and the reconciliation of that balance to the Dutch GAAP figures are the subject of a separate audit by our auditors.

The key findings of the gap analysis between Dutch GAAP and IFRS showed that our group equity as of the 2004 opening balance sheet date as measured under IFRS will be approximately EUR 1.6 billion less than the comparable value as measured under Dutch GAAP. This includes the impact of IFRS on our joint ventures and equity investees. The decrease is largely the result of the reclassification of EUR 666 million of cumulative preferred financing shares from group equity under Dutch GAAP to liabilities under IFRS, the recognition of the ICA put option at an estimated fair value of EUR 601 million under IFRS as compared to its treatment under Dutch GAAP under which we were not required to recognize it, and the accounting for employee benefits under IAS 19 which had the negative effect of EUR 436 million on our group equity. Other differences identified resulted in less significant 2004 opening equity adjustments. These differences primarily relate to the accounting for derivatives at fair value, in combination with the revaluation of our hedged foreign currency debt to the rates of exchange as of the balance sheet date, the accounting for conversion rights related to the EUR 920 million convertible subordinated loan that we redeemed in June 2004, several real estate related adjustments and a discounting effect on certain long-term provisions. We have individually analyzed all differences as of the 2004 opening balance sheet date and taken into account deferred tax adjustments where appropriate.

As a result of adopting IFRS, we had to make a number of accounting policy decisions, some of which were one-time decisions, relevant for determining the opening balance under IFRS. When selecting accounting policies under IFRS it has been our policy to limit the differences compared to our US GAAP reporting requirements to the extent possible. The most important choices made by us under First-time Adoption of International Financial Reporting Standards ("IFRS 1") are as follows:
..    For pensions and other post-retirement benefit plans we have decided to recognize all cumulative actuarial gains and losses as of December 29, 2003. That recognition is accounted for in equity, net of taxes, as required by IFRS 1. For US GAAP purposes we will continue to apply FAS 87 and FAS 106.
..    The cumulative translation adjustment reserve related to investments in foreign operations will be set at zero as of December 29, 2003. As a consequence, we will recognize in IFRS net income the currency translation adjustments on divestments that arose after December 29, 2003. For US GAAP purposes we will continue to recognize currency translation adjustments that arose prior to December 29, 2003.
..    We have chosen not to restate goodwill and intangible assets related to business combinations and investments in joint ventures that were conducted prior to 2004. As a consequence, the Dutch GAAP goodwill balances and intangible asset balances are brought forward to our 2004 IFRS opening balance. These Dutch GAAP balances significantly differ from our US GAAP balances, as a result of which material differences will remain between our goodwill and intangible asset balances as measured under IFRS as compared to those under US GAAP.
..    We have decided to adopt IAS 32 and IAS 39 ("Financial Instruments") as of
     December 29, 2003.

In addition to the effects of these one-time decisions made under IFRS 1, there will a number of changes to our accounting policies. The most important changes to our accounting policies upon adoption of IFRS are as follows:
..    We will cease amortizing goodwill and intangible assets with indefinite lives. This will result in a positive impact on operating income, although the impact of impairment charges could potentially increase in the future. Furthermore, we will cease recognizing goodwill previously charged to equity under Dutch GAAP in our statements of operations upon divestment of a subsidiary.
..    We will recognize all hedging instruments on our balance sheet at fair value and, in conjunction with this, will measure all hedged foreign currency debt at the rate of exchange as of the balance sheet date instead of the currently applied hedge rate. As a result, balance sheet totals will increase. The unrealized portion of the fair values of cash flow hedging instruments will be included in a separate reserve in equity and recognized in conjunction with the recognition of the hedged item in our statements of operations.

..    We will continue to account for defined benefit pension plans and other post retirement plans under the corridor approach. Because IFRS 1 requires that material net actuarial losses have to be charged to equity, we expect defined benefit pension costs to decrease under IFRS compared to such costs under US GAAP. IFRS does not require the recognition of additional minimum liabilities as US GAAP does. As a result we will derecognize these liabilities under IFRS.
..    We will expense share options and share grants. The impact on net income will depend on the terms of future share option and share grant plans and, therefore, could be significant.
..    We will account for the cumulative preferred financing shares as liabilities. As a consequence, dividends on these shares will be recorded as expenses.
..    We will treat the land component under certain lease contracts as an operational lease under IFRS, where we treated the entire contract under Dutch GAAP as a finance lease. This will impact our leasehold assets and related liabilities, but will not have a significant impact on income measurement.
..    We will not depreciate or amortize non-current assets held for sale and we will separately disclose our discontinued operations and non-current assets held for sale in more detail.
Important accounting areas where we do not anticipate changes to our accounting policies are revenue recognition, measurement of cost of goods sold, including vendor allowance accounting, segment reporting and consolidation criteria.
On June 14, 2005, we expect to publish our Q1 2005 financial results under IFRS, including IFRS comparatives, reconciled to Q1 equity and statements of operations under Dutch GAAP. Preceding this we will disclose the IFRS impact on quarterly 2004 results and both an IFRS-based 2004 opening balance as well as a 2004 closing balance.

Press release disclaimer

Forward-looking Statements Notice

Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to the achievement, timing, scope, progress and expected impact of Ahold's Road to Recovery program; statements as to our key priorities for 2005, including successful execution of our Road to Recovery strategy, working towards meeting investment grade rating criteria, completion of our divestment program, implementation of our retail business model (and its impact on reducing costs); further improving operational performance and restoring profitability and cash flow at U.S. Foodservice and the steps being taken to achieve this, and focusing on our future strategy after the Road to Recovery; statements regarding our reaping the benefits of our efforts; statements regarding continuing the process of building a strong and healthy financial foundation and our generating resources to invest in our business and to achieve our strategy; statements regarding our focus on meeting investment grade ratings' criteria; statements regarding our food retail operating targets for 2006 of 5% net sales growth, 5% EBITA margin and 14% return on net assets; statements regarding our focus on business, showing strong leadership and our commitment to a credible, transparent and open dialogue with stakeholders; statements regarding our expectations as to our net result reconciled under US GAAP, the timing for publication of our annual report for 2004 containing our US GAAP reconciliation; and statements as to the impact of compliance with IFRS on our 2004 IFRS opening balance sheet and the accounting policy decisions and changes made or required to be made or not made in complying with IFRS, and the timing of press releases regarding the IFRS impact and Q1 2005 net sales data. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as the effect of general economic conditions, increases or changes in competition in the markets in which our subsidiaries and joint ventures operate, the actions of competitors, our ability to implement and complete successfully our plans and strategies or delays or additional costs encountered in connection with their implementation, the benefits from and resources generated by our plans and strategy being less than or different from those anticipated, our ability to reach agreements acceptable to us and/or to find buyers for the remaining operations we are divesting, the inability to address, or delays in addressing, legal obstacles to the consummation of the expected divestments, the inability to satisfy, or delays in satisfying, other closing conditions to the expected divestments, the costs or other results of pending or future investigations or legal proceedings, actions of courts, law enforcement agencies, government agencies and third-parties, fluctuations in exchange rates, the diversion of management's attention from implementing our plans and strategy, difficulties or delays in the implementation of new operational improvements and systems, unanticipated delays in completion of the 2004 annual report, including the US GAAP reconciliation, the reconciliation of our net results under US GAAP being different from that currently anticipated, unanticipated delays in completing our opening 2004 balance sheet using IFRS or unforeseen impacts of IFRS, and other factors discussed in our public filings. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws.
Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."